Exhibit 99.1
Response to Press Report

On April 26, 2022, In response to press article regarding Shinhan Financial Group (hereafter “company”), the The Herald Business Daily reported an article related to the review of the Company's additional share repurchase. The company is reviewing various capital policies to enhance shareholder value, but no specific decision has been made. Company expects to make further disclosures in the event specific decisions are made regarding the above.